                                                                    Exhibit 99.1

[AEGON LOGO APPEARS HERE]                                [CAM LOGO APPEARS HERE]


                                                                          891202

                                                                   PRESS RELEASE

CAM AND AEGON TO AGREE ON PARTNERSHIP

Caja de Ahorros del Mediterraneo (CAM) and AEGON have signed a framework agreement for a partnership, which would establish one of the key players in the Spanish insurance market.

CAM, one of the largest savings banks in Spain, will contribute its insurance subsidiary Mediterraneo Vida to the partnership, and provide exclusive access to its network of 849 offices, which are concentrated in the regions of Valencia, Murcia, Catalonia, the Balearic Islands, Madrid and Andalusia. In 2002 total life premiums of Mediterraneo Vida amounted to EUR 574 million.

AEGON, the holding company of one of the world's largest listed life insurance groups, will contribute capital to the partnership as well as its expertise in product development, insurance operations and distribution.

The agreement is in line with CAM's strategy to concentrate on its core business through organic growth, acquisitions and strategic alliances.

AEGON's strategy to establish leadership positions in life insurance and pensions in its target core markets is reflected in the partnership agreement.

More information will be provided when final agreements are completed.

About AEGON

AEGON N.V., with its headquarters in the Netherlands, is the holding company of one of the world's largest listed life insurance groups. The AEGON Group operates through three major markets: the Americas - including the United States and Canada - the Netherlands and the United Kingdom. The Group has operations in a number of other countries, including Spain. Over 90% of AEGON's business comprises life insurance, pensions and related savings and investment products. The Group employs about 29,000 people worldwide.

About CAM

CAM, the third-largest savings bank in Spain in terms of profitability and the eighth largest financial group in the country, has a network of 849 offices, which are concentrated in the regions of Valencia, Murcia, Catalonia, the Balearic Islands, Madrid and Andalusia. CAM's core business is retail banking, which represents 80% of the group's total assets.

Disclaimer

The statements contained in this press release that are not historical facts are forward-looking statements as defined in the U.S. Private Securities Litigation Reform Act of 1995. Words such as "believe", "estimate", "intend", "may", "expect", "anticipate", "predict", "project", "counting on", "plan", "continue", "want", "forecast", "should", "would", "is confident" and "will" and similar expressions as they relate to us are intended to identify such forward-looking statements. These statements are not guarantees of future performance and involve risks, uncertainties and assumptions that are difficult to predict. We undertake no obligation to publicly update or revise any forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of their dates.

All forward-looking statements are subject to various risks and uncertainties that could cause actual results to differ materially from expectations, including, but not limited to, the following:

..    Changes in general economic conditions, particularly in the United States, the Netherlands and the United Kingdom;

..    Changes in the performance of financial markets, including emerging markets, including:

     . The frequency and severity of defaults by issuers in our fixed income investment portfolios; and

     . The effects of corporate bankruptcies and/or accounting restatements on the financial markets and the resulting decline in value of equity and debt securities we hold;

..    The frequency and severity of insured loss events;

..    Changes affecting mortality, morbidity and other factors that may affect the profitability of our insurance products;

..    Changes affecting interest rate levels and continuing low interest rate levels;

..    Changes affecting currency exchange rates, including the EUR/USD and
     EUR/GBP exchange rates;

..    Increasing levels of competition in the United States, the Netherlands, the
     United Kingdom and emerging markets;

..    Changes in laws and regulations, particularly those affecting our operations, the products we sell and the attractiveness of certain products to our consumers;

..    Regulatory changes relating to the insurance industry in the jurisdictions in which we operate;

..    Acts of God, acts of terrorism and acts of war;

..    Changes in the policies of central banks and/or foreign governments;

..    Litigation or regulatory action that could require us to pay significant damages or change the way we do business;

..    Customer responsiveness to both new products and distribution channels;

..    Competitive, legal, regulatory, or tax changes that affect the distribution cost of or demand for our products;

..    Our failure to achieve anticipated levels of earnings or operational efficiencies as well as other cost saving initiatives.

--------------------------------------------------------------------------------

Alicante, The Hague, 26 November 2003

Inquiries:
AEGON N.V.                                    CAM
Group Corporate Affairs & Investor Relations  Institutional Relations Director
                                              Carlos Moyano
                                              +34 91 557 91 81

Media

-----
+31 (0)70 344 83 44
                                              Press Office
                                              +34 96 590 53 00
Analysts and investors

-----------------------
+31 (0)70 344 83 05


For further information about AEGON N.V visit the website www.AEGON.com
                                                          -------------
For further information about Caja de Ahorros del Mediterraneo SA visit the website www.cam.es
        ----------


This press release has also been published in Spanish and in Dutch. In the event of differences of interpretation, the English version will prevail.